
02003173

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

AM 3/7/2002

SEC FILE NO.
8-52893

REPORT FOR THE PERIOD BEGINNING April 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

RECEIVED MAR 0 1 2002 352 SEC MAIL PROCESSING SECTION WASH. D.C.

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kaupthing Securities, Inc.

Official Use Only
104429
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

230 Park Ave, Suite 15-28
(No. and Street)

New York	NY	10169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Halldor Thorsteinsson — 212-457-8710
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

757 Third Avenue	New York	NY	10017
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 8 2002
THOMSON FINANCIAL P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB 3/26

OATH OR AFFIRMATION

I, Halldor Thorsteinsson, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Kaupthing Securities, Inc. as of December 31, 2001, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Halldor Thorsteinsson
(President)



Notary Public 02/27/02

NOREEN WALSH
Notary Public, State Of New York
No. 01WA6053006
Qualified In Queens County
Commission Expires January 2, 2003

This report contains (check all applicable boxes):**

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent auditor's report on internal accounting control

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)


KPMG


SEC MAIL
RECEIVED
PROCESSING
MAR 0 1 2002
WASH, D.C.
352

KAUPTHING SECURITIES, INC.
(A Wholly Owned Subsidiary of Kaupthing New York, Inc.)

Statement of Financial Condition

December 31, 2001

(With Independent Auditors' Report Thereon)



345 Park Avenue
New York, NY 10154


SEC MAIL
RECEIVED
PROCESSING
MAR 0 1 2002
WASH. D.C.
352
SECTION

Independent Auditors' Report

The Board of Directors and Shareholder of
Kaupthing Securities, Inc.:

We have audited the accompanying statement of financial condition of Kaupthing Securities, Inc., (a wholly owned subsidiary of Kaupthing New York, Inc.) as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Kaupthing Securities, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 19, 2002

KAUPTHING SECURITIES, INC.
(A Wholly Owned Subsidiary of Kaupthing New York, Inc.)

Statement of Financial Condition

December 31, 2001

Assets		
Cash and cash equivalents	$	864,361
Receivable from clearing organization		11,638
Total assets	$	875,999
Liabilities and Shareholder's Equity		
Payable to Parent	$	24,207
Accrued expenses		30,000
Total liabilities		54,207
Shareholder's equity:		
Common stock, $0.01 par value. Authorized, issued, and outstanding 1,000 shares	$	10
Additional paid-in capital		799,990
Retained earnings		21,792
Total shareholder's equity		821,792
Total liabilities and shareholder's equity	$	875,999

See accompanying notes to statement of financial condition.

KAUPTHING SECURITIES, INC.
(A Wholly Owned Subsidiary of Kaupthing Securities, Inc.)

Notes to Statement of Financial Condition

December 31, 2001

(1) Organization

Kaupthing Securities, Inc. (the Company) is a direct wholly owned subsidiary of Kaupthing New York, Inc. (the Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Security Dealers, Inc. and the Securities Investors Protection Corporation. The Company is principally engaged in providing execution services on the U.S. capital markets for its affiliates.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The Company prepares its statement of financial condition in accordance with accounting principles generally accepted in the United States of America. In preparing the statement of financial condition, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

The Company considers money market instruments with maturities of 90 days or less to be cash equivalents.

The Company records income taxes utilizing the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled.

(3) Income Taxes

The Company is a member of an affiliated group. Pursuant to a tax-sharing agreement, Federal, state, and city income taxes for the Company are generally determined on the basis of its separate taxable income. The Company is included in the consolidated Federal, state, and local income tax return that is filed by the Parent company.

(4) Clearance Agreements

The Company has a clearance agreement (the Agreement) with Auerbach Grayson and Company Inc. (AGCO). AGCO is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission (the SEC). Under the terms of the agreement, AGCO clears the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations, should a customer of the Company defaults. Accordingly, the Company is exempt from the SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

(Continued)

KAUPTHING SECURITIES, INC.
(A Wholly Owned Subsidiary of Kaupthing Securities, Inc.)
Notes to Statement of Financial Condition
December 31, 2001

(5) Net Capital Requirement

The Company, as a registered broker-dealer in securities, is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Under the Rule, and the related rules of the NASD, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and may be prohibited from expanding its business if the ratio exceeds10 to 1. The Company's net capital was $817,284, which was $717,284 in excess of its required net capital of $100,000.

The SEC may by order restrict, for a period of up to twenty business days, any withdrawal by a broker-dealer of equity capital, as defined, if such withdrawal, when aggregated with all other withdrawals of equity capital on a net basis during a thirty calendar day period, exceeds 30% of the broker-dealer's net capital or if the SEC determines that such withdrawal would be detrimental to the financial integrity of the broker-dealer or the financial community.

(6) Concentrations of Credit Risk

In the normal course of business, the Company's activities involve executions and settlement of various securities transactions as agent. As a result, the Company is exposed to risk of loss on these transactions in the event customers, other brokers and dealers, depositories or banks are unable to fulfill their contractual obligations. Pursuant to its agreement with its clearing broker, the Company is liable for amounts uncollected from customers introduced by the Company.



345 Park Avenue
New York, NY 10154

The Board of Directors and Shareholder of
Kaupthing Securities, Inc.:

In planning and performing our audits of the financial statements and supplemental schedules of Kaupthing Securities, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company do not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company are responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company have responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, management, the SEC, the New York Stock Exchange and the National Association of Security Dealers, Inc., Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 19, 2002